SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL discloses its preliminary traffic figures for August 2016

São Paulo, September 14, 2016 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: CCC, Fitch: CC and Moody’s: Caa3), Brazil's largest air transportation and travel services group, with annual revenues of R$10 billion, announces today preliminary air traffic figures for the month of August 2016 and the year-to-date. Comparisons refer to the same period of 2015.

GOL’s Highlights

|           The volume of departures in the total system fell 20.0%, while the number of seats recorded a 19.6% decline in August. In the first eight months, these indicators fell by 16.1% and 16.0% respectively.

|           In  the  domestic  market,  GOL  reduced  its  supply  by  5.4% in  August  and  6.3%  year to date over the same periods the year before.

|           Domestic demand declined by 2.7% in August, reaching a load factor of 78.2%, 2.1 p.p. up on August 2015. Until the month of August, domestic demand reduced by 7.5%, accompanied by a load factor of 77.9%.

|           In August, GOL’s  international  market  supply  and  demand  fell  by  25.3%  and  24.2%, respectively,  with  load factor of 73.9%. Year to date, supply declined by 17.0% while demand decreased by 14.1%, reaching a load factor of 74.2%, up by 2.6 p.p.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group, with annual revenues in excess of R$10 billion, with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Latin America's largest low-cost and low-fare carrier, operating approximately 860 daily flights to 65 destinations, being 13 international in South America and the Caribbean. GOLLOG is the cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GLAI shares are traded on BM&FBOVESPA (GOLL4) and NYSE (GOL), GLAI has the following ratings CCC (Standard & Poor's), CC (Fitch) and Caa3 (Moody's).

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses its preliminary traffic figures for August 2016

Operational data *	Aug/16	Aug/15	% Var.	8M16	8M15	% Var.	LTM 16	LTM 15	% Var.
Total System
Departures	20,630	25,787	-20.0%	177,558	211,741	-16.1%	281,719	320,889	-12.2%
Seats (thousand)	3,435	4,273	-19.6%	29,588	35,222	-16.0%	46,897	53,417	-12.2%
ASK (million)	3,714	4,043	-8.1%	30,872	33,436	-7.7%	47,177	50,472	-6.5%
RPK (million)	2,887	3,059	-5.6%	23,917	26,085	-8.3%	36,241	39,398	-8.0%
Load Factor	77.7%	75.7%	2.1 p.p	77.5%	78.0%	-0.5 p.p	76.8%	78.1%	-1.2 p.p
Pax on board (thousand)	2,618	3,063	-14.5%	21,975	26,304	-16.5%	34,539	40,191	-14.1%
Domestic
Departures	19,445	24,303	-20.0%	167,544	200,243	-16.3%	266,291	303,556	-12.3%
Seats (thousand)	3,225	4,015	-19.7%	27,827	33,207	-16.2%	44,190	50,379	-12.3%
ASK (million)	3,292	3,479	-5.4%	27,268	29,093	-6.3%	41,622	43,966	-5.3%
RPK (million)	2,575	2,647	-2.7%	21,241	22,971	-7.5%	32,170	34,753	-7.4%
Load Factor	78.2%	76.1%	2.1 p.p	77.9%	79.0%	-1.1 p.p	77.3%	79.0%	-1.8 p.p
Pax on board (thousand)	2,467	2,877	-14.2%	20,686	24,871	-16.8%	32,583	38,047	-14.4%
International
Departures	1,185	1,484	-20.1%	10,014	11,498	-12.9%	15,428	17,333	-11.0%
Seats (thousand)	210	259	-18.9%	1,762	2,015	-12.6%	2,707	3,038	-10.9%
ASK (million)	422	565	-25.3%	3,604	4,343	-17.0%	5,555	6,506	-14.6%
RPK (million)	312	412	-24.2%	2,676	3,114	-14.1%	4,071	4,645	-12.4%
Load Factor	73.9%	72.9%	1.1 p.p	74.2%	71.7%	2.6 p.p	73.3%	71.4%	1.9 p.p
Pax on board (thousand)	151	186	-18.6%	1,289	1,434	-10.1%	1,955	2,144	-8.8%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.